December 20, 2019

Jerzy Muchnicki
Interim Chief Executive Officer
Genetic Technologies Limited
60-66 Hanover Street
Fitzroy, Victoria, 3065, Australia

       Re: Genetic Technologies Limited
           Registration Statement on Form F-1
           Filed December 17, 2019
           Amendment No. 1 to Registration Statement on Form F-1
           Filed December 18, 2019
           File No. 333-235542

Dear Dr. Muchnicki:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Alison Newman, Esq.